UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 22, 2020

Date of Report (Date of earliest event reported)

CBD BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	83-2455880
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

(Full mailing address of principal executive offices)

Tel: (561) 244-7100

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On May 22, 2020, CBD Brands, Inc. (the “Company”) filed with the State of Delaware its Certificate of Amendment of Certificate of Incorporation (the “Certificate”) changing the name of the Company to Jupiter Wellness, Inc.. The Certificate is filed as Exhibit 9.1 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBD Brands, Inc.

(Exact name of issuer as specified in its charter)

By: /s/ Brian S. John

Chief Executive Officer

Date: May 22, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

9.1	Certificate of Amendment of Certificate of Incorporation

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